                      SYNERGY SEMICONDUCTOR CORPORATION
                              3250 SCOTT BLVD.
                            SANTA CLARA, CA 95054

                               January 8, 1997

VIA EDGAR
---------


Securities and Exchange Commission
Division of Corporate finance
450 Fifth Street, N.W.
WAshington, D.C. 20549
Attn:  Gerald S. Walters

        Re: Synergy Semiconductor Corporation - Application for Withdrawal of Registration Statement on Form S-1 of 5,400,000 shares of Common Stock
                (Registration No. 333-5299)
                ----------------------------------------------------

Ladies and Gentlemen:

        On behalf of Synergy Semiconductor Corporation (the "Company") and pursuant to Rule 477(a) of the Securities Act of 1933, as amended, I hereby make application to have the above-referenced Registration Statement, filed with the Commission on June 6, 1996, withdrawn. The Company is requesting a withdrawal of the Registration Statement due to financial market conditions. Furthermore, the Company has not sold nor made any offers to sell any of the shares covered by such Registration Statement.

        Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
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Securities and Exchange                                       January 8, 1997
Commission                                                             Page 2



        If you have any questions regarding this application, do not hesitate to contact the undersigned or the Company's legal counsel, William P. Garvey of Brobeck, Phleger & Harrison LLP at (415) 496-2864.

                                        Very truly yours,

                                        /s/ T. Olin Nichols
                                        -------------------------

                                        T. Olin Nichols,
                                        Chief Financial Officer

cc:  Thomas D. Mino
     Edward M. Leonard, Esq.
     William P. Garvey, Esq.